

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via E-mail
Denise C. McWatters, Esq.
Vice President, General Counsel and Secretary
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6915

> **Re: Holly Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 27, 2011**
> **File No. 333-172978**

Dear Ms. McWatters:

We have reviewed your amended registration statement and letter dated April 27, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 108

Note 2. Pro Forma Adjustments, page 112

(e) Properties, Plant and Equipment, page 113

1.   We note your response to prior comment number 7 from our letter dated April 19, 2011. Expand the disclosure under note 2(e) to your pro forma presentation to include a discussion of the reasons for the adjustment for deferred turnaround and catalyst costs similar to, though not necessarily as detailed as, that included in your response. Additionally, clarify that similar costs will be incurred in future periods by the combined entity.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Denise C. McWatters, Esq.
Holly Corporation
May 6, 2011
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Alexandra M. Ledbetter at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Christopher R. Rowley, Esq.
        Vinson & Elkins LLP
        2001 Ross Avenue, Suite 3700
        Dallas, Texas 75201-2975